Filed by: Corvis Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Dorsal Networks, Inc.

Exchange Act File No. 0-12751

CORVIS
TO ACQUIRE
DORSÁL NETWORKS

DORSÁL

corvis

Safe Harbor & Other Important Information

These materials contain forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this presentation include statements about future financial and operating results and the proposed Dorsál /Corvis merger.

The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Corvis and Dorsál's businesses will not be integrated successfully; costs related to the merger; failure of the Corvis stockholders to approve the merger; and other economic, business, competitive and/or regulatory factors affecting Corvis and Dorsál's businesses generally as set forth in Corvis' filings with the Securities and Exchange Commission, including its Annual Reports on Form 10-K for the fiscal year ended 2000, especially in the Management's Discussion and Analysis section, its most recent Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. Corvis and Dorsál are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

We anticipate filing a Registration Statement on Form S-4 relating to the proposed merger. When we do file that document, a Proxy Statement soliciting the votes of Corvis' stockholders relating to the merger will be included in the Registration Statement as a prospectus. You should read these documents when they become available because they will contain important information about the proposed transaction. Corvis, Dorsál, their respective directors, and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the merger. Information concerning Corvis and Dorsál 's directors and executive officers, including their direct or indirect interests in the proposed transaction arising from their securities holdings, employment agreements and other matters will be found in the documents filed or to be filed with the SEC. You can obtain the Registration Statement and Proxy Statement/Prospectus, and other documents that are filed with the SEC, for free when they are available on the SEC's web site at www.sec.gov.
Also, if you write us or call us, we will send you these documents when they are available.
You can call us at 443-259-4600, email us at investorinformation@corvis.com, or write to us at: Investor Relations Department, 7063 Gateway Drive, Columbia, Maryland, 21046.

corvis

Compelling Combination

Corvis will become one of the few end-to-end vendors of next-generation terrestrial and undersea optical network solutions

- Expand addressable market
  - Entry into large and attractive transoceanic and regional undersea optical networking market
- Address globalization of carrier networks
  - Single open platform for global backbone networks
  - Significant cross-selling opportunities between terrestrial and undersea
- Enhance technology leadership and product portfolio
  - Differentiated undersea optical networking solution
  - Builds upon Corvis' key competencies
- Leverage synergies to increase revenues and achieve cost savings
- Proven management team with global experience
  - Long-standing relationships with target customers
  - Experience in designing and deploying undersea networks

corvis

End-to-End Global Network



To Canada
To Asia
Seattle
Bismarck
Chicago
To Boston
New York
To Europe
Denver
Los Angeles
From Asia
Atlanta
From Europe
Dallas
Bahamas
Corvis Products
Corvis Optical Network Gateway
Corvis Optical Switch
Fiber Pair Without Amplification
Fiber Pair with Corvis Raman Amplifiers
Corvis Optical Convergence Switch
Corvis CorWave XF
Corvis Optical Add/Drop Multiplexer
Corvis CorWave XL
Undersea Optical Cable with no Amplification
Dorsál Products
Dorsál Landing Site Equipment
Dorsál Undersea Optical Cable
corvis

Expand Addressable Market

Corvis and Dorsál's Combined Addressable Market ($B)


$14.4
$12.2
$15.0
$18.1
$22.1
2001
2002
2003
2004
2005
Undersea transport
Core optical switching
Long haul transport
Source: RHK, December 2001
Source: IDC, October 2001
Source: RHK, December 2001

Target Customer Base

AT&T

CABLE & WIRELESS

中国电信
CHINA TELECOM

Deutsche Telekom

Embratel

FLAG Telecom

france telecom

Global Crossing

NTT

Qwest
ride the light

REACH

SingTel

Telefonica

TELEGLOBE

TELIA

verizon

MCI WORLDCOM

Actively engaged with major global carriers

corvis

Entry Into Attractive Market

Worldwide Undersea Optical Networking Equipment Revenue Share by Vendor


Total Market = $4.4B
ALCATEL
41%
18%
Others:
PIRELLI
NEC
FUJITSU
10%
31%
KDDI
TyCom

- Highly concentrated market
- Market primed for a new entrant

Source: IDC, June 2001

Dorsál Value Proposition

- Dorsál's next-generation technology and simplified architecture enable lowest cost per bit solutions
- Scalable architecture delivers unprecedented capacity
- Optimized capital cost
  - Lowest cost from first day of service
  - POP to POP architecture can eliminate SDH backhaul
  - Shorter upgrade intervals and flexible capacity increments
  - Reduced footprint conserves expensive real estate
- Reduced operating costs
  - Enhanced reliability through reduced element and component count
  - Easier to install, commission and support

Existing Undersea Networking Solutions


Asia
North America
Hawaii
Service provider point of presence
Cabinet of SONET backhaul equipment
Cabinet of undersea transmission equipment
Floor space for transmission equipment
Cable landing station
Power feed equipment
Power feed line
Optical fiber pair
Fiber optic cable
EDFA optical amplifier (every 50-80km)
Dorsál optical amplifier (every 50-80km)
Repeater
corvis

Existing Undersea Networking Solutions



Asia
North America
Terrestrial Links
Backhaul Links
Cable Landing Station
POP
Hawaii
Cable Landing Station Zoom-In
Service provider point of presence
Cabinet of SONET backhaul equipment
Cabinet of undersea transmission equipment
Floor space for transmission equipment
Cable landing station
Power feed equipment
Power feed line
Optical fiber pair
Fiber optic cable
EDFA optical amplifier (every 50-80km)
Dorsál optical amplifier (every 50-80km)
Repeater
corvis

Existing Undersea Networking Solutions


Asia
North America
Undersea Zoom-In
Repeater
Repeater
50-80km spacing
Terrestrial Links
Backhaul Links
Cable Landing Station
POP
Hawaii
Cable Landing Station Zoom-In

- Service provider point of presence
- Cabinet of SONET backhaul equipment
- Cabinet of undersea transmission equipment
- Floor space for transmission equipment
- Cable landing station
- Power feed equipment
- Power feed line
- Optical fiber pair
- Fiber optic cable
- EDFA optical amplifier (every 50-80km)
- Dorsál optical amplifier (every 50-80km)
- Repeater

corvis

Existing Undersea Networking Solutions



Asia
North America
Undersea Zoom-In
Repeater
Repeater
50-80km spacing
Terrestrial Links
Backhaul Links
Cable Landing Station
POP
Hawaii
Cable Landing Station Zoom-In
Service provider point of presence
Cabinet of SONET backhaul equipment
Cabinet of undersea transmission equipment
Floor space for transmission equipment
Cable landing station
Power feed equipment
Power feed line
Optical fiber pair
Fiber optic cable
EDFA optical amplifier (every 50-80km)
Dorsál optical amplifier (every 50-80km)
Repeater
corvis

Existing Undersea Networking Solutions



Asia
North America
Undersea Zoom-In
Repeater
Repeater
50-80km spacing
Terrestrial Links
Backhaul Links
Cable Landing Station
POP
Hawaii
Cable Landing Station Zoom-In
Service provider point of presence
Cabinet of SONET backhaul equipment
Cabinet of undersea transmission equipment
Floor space for transmission equipment
Cable landing station
Power feed equipment
Power feed line
Optical fiber pair
Fiber optic cable
EDFA optical amplifier (every 50-80km)
Dorsál optical amplifier (every 50-80km)
Repeater
corvis

Dorsál's Competing Solution



Asia
North America
Undersea Zoom-In
Repeater
Repeater
50-80km spacing
Terrestrial Links
POP

Substantial cost savings:

- No terrestrial backhaul equipment
- No regeneration sites
- Shorter cable length
- Reduced footprint
- Reduced capital and operating requirements

corvis

Synergies

Meaningful revenue and cost synergy opportunities exist

Revenue

- Accelerated Dorsál market penetration by leveraging Corvis' resources and credibility
- Cross-selling opportunities
- Single open platform for global backbone networks

Cost Savings

- Joint development and integration of DWDM, amplification subsystems and network management systems
- Increased utilization of Corvis' manufacturing and R&D facilities
- Corporate overhead efficiencies

corvis

Proven Management Team

Full management team in place

- Operating, management and system development experience

Name	Position	Prior Experience
Jim Bannantine	CEO	CEO, Enron South America
Bo Pedersen, PhD	CTO, Founder	Director, Forward Looking Work, Tyco Undersea Systems
Todd Borkey	COO	General Manager, TyCom Optical Transmission Systems
Graham Perkins	CFO	CFO, International Telecom, Bell Atlantic
Steve East	Vice President, International Global Sales & Marketing	Vice President, International Operators Group, Nortel Networks Europe
Richard Daly	Vice President, Business Development	Vice President, Sales and Marketing, Kymata

Financial Highlights

- Approximately 100 employees
- Cash balance will fund operations through the majority of 2002
- Future customer wins will require incremental working capital
- No impact on Corvis' cash balance target for 2002
- Engaged with multiple target customers
- Anticipate first revenues in fiscal 2003

corvis

Compelling Combination

Corvis will become one of the few end-to-end vendors of next-generation terrestrial and undersea optical network solutions

- Expand addressable market
- Address globalization of carrier networks
- Enhance technology leadership and product portfolio
- Leverage synergies to increase revenues and achieve cost savings
- Proven management team with global experience

CORVIS TO ACQUIRE DORSÁL NETWORKS

DORSÁL

corvis